TERRY PHILLIPS
2900 Polo Parkway
Midlothian, Virginia 23113

March 31, 2010

Intermezzo Establishment
Landstrasse 114
9495 Triefen, Liechtenstein
Attn: Paul Bauer

Paragon Investment Fund
c/o Intermezzo Establishment
Landstrasse 114
9495 Triefen, Liechtenstein
Attn: Paul Bauer

Re:  Co-Sale Right

Dear Paul:

Reference is made to that certain Purchase Agreement (the “Purchase Agreement”) made by and among SouthPeak Interactive Corporation (“SouthPeak”), and Intermezzo Establishment and Paragon Investment Fund (the “Sellers”).

Pursuant to the terms of the Purchase Agreement, SouthPeak shall issue to the Sellers 10 million shares of SouthPeak common stock (the “Shares”) as of the date hereof. As a material inducement of the Sellers to enter into the Purchase Agreement, I hereby agree to grant the Sellers certain co-sale rights, as set forth in Exhibit A attached hereto, related to future transfers of shares of SouthPeak common stock held by me.

This letter agreement may be executed in one or more counterparts, each of which will be deemed an original copy of this letter agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

This letter agreement will be governed by and construed in accordance with the substantive laws of the Commonwealth of Virginia applicable to agreements made and to be performed entirely within such Commonwealth, without reference to the conflicts of laws rules of such Commonwealth.

Intermezzo Establishment
Paragon Investment Fund
March 31, 2010

Very truly yours,

Terry Phillips

ACCEPTED AND AGREED as of the date first written above:

INTERMEZZO ESTABLISHMENT

By:
Name:
Title:

PARAGON INVESTMENT FUND

By:
Name:
Title:

Enclosure

EXHIBIT A

Co-Sale Right

1.	Transfers by Terry Phillips.

1.1     Notice of Transfer. If Terry Phillips (“Phillips”) proposes to transfer any of his shares (“Phillips Shares”) of SouthPeak Interactive Corporation (“SouthPeak”) common stock, other than pursuant to a sale of SouthPeak common stock in the public equity markets, then Phillips shall promptly give written notice (the “Notice”) to the Company and to each of Intermezzo Establishment and Paragon Investment Fund (the “Sellers”) at least fifteen (15) days prior to the closing of such transfer. The Notice shall describe in reasonable detail the proposed transfer, including Phillips’ bona fide intention to transfer the Phillips Shares, the number of Phillips Shares to be transferred, the nature of such transfer, the bona fide consideration to be paid and address of each prospective purchaser or transferee.

1.2     Right of Co-Sale.

   (a)          Each Seller shall have the right, as a condition to such transfer by Phillips, exercisable upon written notice to Phillips within five (5) days after receipt of the Notice, to participate in such transfer of Phillips Shares. Such notice to Phillips shall indicate the number of shares of SouthPeak common stock, up to that number of shares determined under Section 1.2(b) such Seller wishes to sell under its right to participate. To the extent one or both of the Sellers exercise such right of participation in accordance with the terms and conditions set forth below, the number of Phillips Shares that Phillips may sell in the transaction shall be correspondingly reduced based on their pro rata ownership.

   (b)          Each Seller may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of Phillips Shares covered by the Notice by (ii) a fraction the numerator of which is the number of shares of SouthPeak common stock issued as of the date hereof and held by such Seller at the time of the Notice and the denominator of which is the total number of Phillips Shares plus the number of shares of SouthPeak common stock issued as of the date hereof and held by both Sellers at the time of the Notice. If both Sellers do not elect to sell their shares of SouthPeak common stock proposed to be transferred within said five (5) day period, then Phillips shall promptly notify in writing the Seller who does so elect and shall offer such Seller the additional right to participate in the transfer of such additional Phillips Shares proposed to be transferred on the same percentage basis as set forth above in this Section 1.2(b). The Sellers shall have five (5) days after receipt of such notice to notify Phillips in writing of its election to sell all or a portion thereof of the unsubscribed shares.

   (c)          Each Seller who elects to participate in the transfer pursuant to this Section 1.2 (a “Co-Sale Participant”) shall effect its participation in the transfer by promptly delivering to Phillips for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the number of shares of SouthPeak common stock which such Co-Sale Participant elects to sell.

   (d)     The stock certificate or certificates that the Co-Sale Participant delivers to Phillips pursuant to Section 1.2(c) shall be transferred to the prospective purchaser in consummation of the transfer of SouthPeak common stock pursuant to the terms and conditions specified in the Notice, and Phillips shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, Phillips shall not sell to such prospective purchaser or purchasers any Phillips Shares unless and until, simultaneously with such sale, Phillips shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Notice.

   (e)          The exercise or non-exercise of the rights of any Seller hereunder to participate in one or more transfers of Phillips Shares shall not adversely affect such Seller’s right to participate in subsequent transfers of Phillips Shares hereunder.

   (f)          To the extent that the Sellers do not elect to participate in the transfer of Phillips Shares subject to the Notice, such Phillips may, not later than seventy-five (75) days following delivery of the Notice, enter into an agreement providing for the closing of the transfer of such Phillips Shares covered by the Notice within thirty (30) days of the date of such agreement on terms and conditions not materially more favorable to the transferor than those described in the Notice. Any proposed transfer on terms and conditions materially more favorable to the transferor than those described in the Notice, as well as any subsequent proposed transfer of any Phillips Shares, shall again be subject to the co-sale rights of the Sellers and shall require compliance by Phillips with the procedures described in this Section 1.2.

2.      Exempt Transfers. The co-sale rights of the Sellers set forth in Section 1 above shall not apply to any transfer without consideration to Phillips’ ancestors, descendants, siblings, or spouse, or the Phillips’ spouse’s ancestors, descendants or siblings, or to or from trusts, family limited partnerships or family limited liability companies for the benefit of such persons or Phillips; provided such transfer qualifies as a non-reportable gift for U.S. federal income tax purposes; and provided further that Phillips shall inform each Seller of such transfer prior to effecting it.